UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A

AMENDMENT NO. 3
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Capstone Therapeutics Corp.
(f/k/a OrthoLogic Corp.)
 (Exact name of registrant as specified in its charter)

Delaware	86-0585310
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1275 West Washington Street, Suite 101, Tempe, Arizona	85281
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Common Stock, $.0005 par value	NASDAQ Capital Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [   ]

Securities Act registration statement file numbers to which this form relates:  001-33560

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

 Capstone Therapeutics Corp., formerly known as OrthoLogic Corp. (the “Company”), hereby amends its registration statement on Form 8-A filed with the Securities and Exchange Commission (the “SEC”) to reflect an amendment extending by one year the expiration of the Company's Rights Agreement (as defined below).

Item 1.  Description of Registrant's Securities to be Registered

Our restated certificate of incorporation (as amended, the "Restated Certificate") provides that we have the authority to issue 100 million shares of $0.0005 par value common stock (the “Common Stock”) and 2 million shares of $0.0005 par value preferred stock (the “Preferred Stock”).

The following is a summary of the material provisions of our Common Stock, Preferred Stock, Preferred Stock purchase rights and warrants to purchase our Common Stock. This summary does not purport to be complete and is qualified in its entirety by reference to applicable Delaware law, our Restated Certificate and bylaws, the actual text of the warrants and any applicable registration rights agreements, and the Rights Agreement (as defined herein).

Common Stock

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Stockholders are not entitled to cumulate their votes for the election of directors. Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock except the put rights discussed below. All outstanding shares of Common Stock are fully paid and nonassessable.

Each record holder of our Common Stock as of June 30, 2011 has the right (a “put right”) to require the Company, under certain circumstances, to purchase for cash all or a portion of the shares of Common Stock held by such holder at a formula-based price on or about July 31, 2011.  Unless terminated earlier, the put rights will become exercisable by holders of our Common Stock as of June 30, 2011.  We expect to facilitate the exercise of the put rights through the use of a tender offer, informing stockholders of the amount of cash that will be paid for each properly exercised put right and the process by which to exercise such put rights.

The cash price to be paid to stockholders for each properly exercised put right will be based on a formula calculated by us as of June 30, 2011, which price is intended to approximate the per-share equivalent of 90% of our “available cash” as of June 30, 2011.  Available cash is defined as our “Net Liquid Assets” less our “Commitments and Contingencies.”  For purposes of performing this calculation, the following terms have the following meanings:

•
“Net Liquid Assets” means the sum of the Company’s cash and cash equivalents and the liquidation value of the Company’s disposable assets, as determined by the Board of Directors in its sole and absolute discretion.

•
“Commitments and Contingencies” means the amount of funds necessary to satisfy all obligations and liabilities of the Company, including contingent obligations and liabilities, which are then outstanding or would arise if the Company was liquidated, as determined by the Board of Directors in its sole and absolute discretion.

The cash price to be paid pursuant to each properly exercised put right shall be based on the number of shares of Common Stock outstanding (not including unexercised options or warrants to purchase Common Stock) as of June 30, 2011.  The cash price shall be equitably adjusted in the event that we effect any subdivision or combination of our Common Stock or issue any dividend on our Common Stock in the form of shares of our Common Stock after June 30, 2011, and prior to any termination of the put rights.

While the cash price to be paid is based on the foregoing formula, our Board of Directors will have important discretion in determining the liquidation value of our disposable assets and the value of our commitments and contingencies.

The put rights will terminate immediately upon the occurrence of any of the following events prior to payment of the cash price:

•
our entry into an agreement for a partnering, development or any other transaction, whether commercial, investment or otherwise, that our Board of Directors in its sole and absolute discretion determines is material to us;

•	a change in control of the Company;

•	the approval by our Board of Directors of a plan of liquidation or dissolution of the Company; or

•
the exercise of the put rights with respect to 100% of our Common Stock outstanding as of June 30, 2011, in which case our Board of Directors shall instead propose a plan of dissolution or liquidation to stockholders for approval in accordance with the Delaware General Corporation Law.

Our obligation to purchase shares pursuant to the put rights shall be subject to certain conditions, including:

•	compliance with all applicable state and federal laws,

•	the availability of sufficient cash to consummate the purchase, and

•	the absence of any court or administrative order or proceeding prohibiting or seeking to prohibit consummation of the purchase.

The transfer agent for our Common Stock is The Bank of New York.

Preferred Stock

Under our Restated Certificate, our Board of Directors has the authority, without further action by our stockholders, to issue up to 2 million shares of Preferred Stock in one or more series and to fix the variations in the powers, preferences, rights, qualifications, limitations or restrictions of the Preferred Stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of our Common Stock. Our Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of our Common Stock. As a result, Preferred Stock could be issued quickly with terms that could delay or prevent a change of control or make removal of management more difficult. In addition, the issuance of Preferred Stock may have the effect of decreasing the market price of our Common Stock and may adversely affect the voting and other rights of our Common Stock. At present, there are no shares of Preferred Stock outstanding and we have no current plans to issue any shares of Preferred Stock.

Preferred Stock Purchase Rights

On June 19, 2007, our Board of Directors (the “Board”) declared a dividend distribution of one preferred stock purchase right (each such right, a “Right” and, collectively, the “Rights”) for each outstanding share of Common Stock, par value $.0005 per share (a “Common Share”), of the Company to shareholders of record at the close of business on July 2, 2007 (the “Record Date”).  Except as set forth below, each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock, par value $.0005 per share (“Series A Shares”), at a price of $6.00 (the “Purchase Price”), subject to adjustment.  The Purchase Price must be paid in cash.  The description and terms of the Rights are set forth in a Rights Agreement between the Company and The Bank of New York, as rights agent, dated June 19, 2007, as amended by a First Amendment to Rights Agreement dated May 31, 2010, and a Second Amendment to Rights Agreement dated June 7, 2011 (as amended, the “Rights Agreement”).

Initially, no separate Right Certificates will be distributed.  Until the earlier to occur of (a) ten days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares or (b) ten business days following the commencement of a tender offer or exchange offer if, upon consummation thereof, such person or group would be the beneficial owner of 20% or more of such outstanding Common Shares (the earlier of such dates being called the “Separation Date”), the Rights will be evidenced, with respect to any Common Shares outstanding as of the Record Date, by the certificates representing such Common Shares.  The Rights Agreement provides that, until the Separation Date, the Rights will be transferred with, and only with, the Common Shares.  From as soon as practicable after the Record Date and until the Separation Date (or earlier redemption or expiration of the

Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference.  Until the Separation Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Shares represented by such certificates.  As soon as practicable following the Separation Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Separation Date and, thereafter, such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Separation Date and will expire on June 19, 2012, unless earlier redeemed by the Company as described below.

In the event that a person (other than the Company and its affiliates) becomes the beneficial owner of 20% or more of the then outstanding Common Shares, the Rights Agreement provides that proper provision shall be made so that each holder of a Right will thereafter be entitled to receive, upon exercise, Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right.

In the event that, at any time following the first date of public announcement by the Company or an Acquiring Person indicating that an Acquiring Person has become such (the “Shares Acquisition Date”), (a) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (b) the Company engages in a merger or other business combination transaction or share exchange with another person in which the Company is the surviving corporation, but in which its Common Shares are changed or exchanged or (c) 50% or more of the Company’s assets or earning power is sold or transferred, the Rights Agreement provides that proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, common shares of the acquiring company having a value equal to two times the exercise price of the Right.

The Board may, at its option, at any time after the right of the Board to redeem the Rights has expired or terminated (with certain exceptions), exchange all or part of the then outstanding and exercisable Rights (other than those held by the Acquiring Person and Affiliates and Associates of the Acquiring Person) for Common Shares at a ratio of one Common Share per Right, as adjusted; provided, however, that such Right cannot be exercised once a Person, together with such Person’s Affiliates and Associates, becomes the owner of 50% or more of the outstanding Common Shares.  If the Board authorizes such an exchange, the Rights will immediately cease to be exercisable.

Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in the fourth and fifth paragraphs of this summary, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person shall immediately become null and void.

The Purchase Price payable, and the number of Series A Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (a) in the event of a dividend of Series A Shares on, or a subdivision, combination or reclassification of, the Series A Shares, (b) upon the grant to holders of the Series

A Shares of certain rights or warrants to subscribe for Series A Shares or securities convertible into Series A Shares at less than the current market price of the Series A Shares or (c) upon the distribution to holders of the Series A Shares of debt securities or assets (excluding regular quarterly cash dividends and dividends payable in Series A Shares) or of subscription rights or warrants (other than those referred to above).

At any time before a person becomes an Acquiring Person, the Board may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, subject to adjustment (the “Redemption Price”).  Immediately upon the action of the Board ordering redemption of the Rights, the Rights will no longer be exercisable, except upon the occurrence of certain events that have the effect of deferring the effective time of the redemption.  In general, thereafter the only right of the holders of Rights will be to receive the Redemption Price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.  While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Shares (or other consideration) of the Company or for common shares of the Acquiring Person as set forth above.

Prior to the Separation Date, any of the provisions of the Rights Agreement may be amended by the Board other than the Redemption Price.  Thereafter, certain other provisions of the Rights Agreement may be amended by action of the Board if such amendment does not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person).

Each Common Share outstanding immediately prior to the initial distribution of the Rights on July 2, 2007 received one Right.  Since such time, the Company has and, as long as the Rights are attached to the Common Shares, the Company will continue to issue one Right with each new Common Share, so that all such shares will have attached Rights. One million (1,000,000) shares of preferred stock of the Company have been designated Series A Shares.

The Rights have certain anti-takeover effects. The Rights will cause dilution to a person or group that attempts to acquire the Company (without conditioning the offer on any substantial number of Rights being simultaneously acquired) in a transaction which the Board of Directors does not approve as in the best interest of the Company and its shareholders.

The form of Rights Agreement specifying the terms of the Rights, along with Exhibit A thereto (the Amended and Restated Certificate of Designation in respect of Series A Preferred Stock), Exhibit B thereto (a form of Right Certificate and related documents) and Exhibit C thereto (the Summary of Rights to Purchase Series A Preferred Stock), are incorporated by reference to: (i) Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on June 25, 2007; (ii) the First Amendment to Rights Agreement, extending the expiration date of the Rights Agreement from June 19, 2010, to June 19, 2011, and reflecting the change of the Company’s name from OrthoLogic Corp. to Capstone Therapeutics Corp., filed as Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on May 24, 2010; and (iii) the Second Amendment to Rights Agreement, extending the expiration date of the Rights Agreement from June 19, 2011 to June 19, 2012, filed as Exhibit 4.1 of the Company's Current Report on Form 8-K filed with the SEC on June 8, 2011.   The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

Warrants

On February 27, 2006 (the “Closing Date”), we entered into a Class A Warrant Agreement with PharmaBio Development Inc. (d/b/a NovaQuest) (“NovaQuest”) dated as of the Closing Date, whereby we issued NovaQuest a fully vested warrant to purchase 46,706 shares of our Common Stock at $6.39 a share (the “Initial Class A Warrant”). On July 3, 2006, we entered into a Class A Warrant Agreement with NovaQuest, whereby we issued NovaQuest a fully vested warrant to purchase 117,423 shares of our Common Stock at $1.91 a share (the “Additional Class A Warrant”). We are also party to an Amended and Restated Class B Warrant Agreement, an Amended and Restated Class C Warrant Agreement and an Amended and Restated Class D Warrant Agreement with NovaQuest to purchase in the aggregate up to 240,000 shares of our Common Stock at $1.91 a share (the “Milestone Warrants”). The Milestone Warrants, all dated as of February 24, 2006, and amended and restated as of June 30, 2006, will be exercisable for a ten-year period from February 24, 2006, and will vest based on the achievement of certain milestones. The Initial Class A Warrant, the Additional Class A Warrant and the Milestone Warrants will each be referred to in this description as a “Warrant,” and collectively, as the “Warrants.”

The following summary description of the Warrants sets forth some general terms and provisions of the Warrants, but the summary does not purport to be complete and is qualified in all respects by reference to the actual text of the Warrants. In the event of any conflict between this description and the text of the warrants, the text of the Warrants shall govern.

Exercise Period

The Initial Class A Warrant is exercisable at any time on or prior to 5:00 pm Eastern Time on February 24, 2016. The Additional Class A Warrant is exercisable at any time on or prior to 5:00 pm Eastern Time on June 30, 2016. The Milestone Warrants are exercisable, subject to a vesting schedule based on the achievement of certain milestones, at any time on or prior to 5:00 pm Eastern Time on February 24, 2016. The milestone set forth in the Amended and Restated Class B Warrant Agreement with NovaQuest, as filed with the SEC, has been redacted pursuant  to a confidential treatment request filed with the SEC. The Milestone Warrants will also fully vest upon the occurrence of certain change of control transactions.

Exercise Price and Other Terms

Each Warrant will entitle its holder to purchase the shares of Common Stock specified on the face of the Warrant, subject to adjustment in accordance with the anti-dilution and other adjustment provisions described below. The exercise price for the Initial Class A Warrant is $6.39 per share.  The exercise price for the Additional Class A Warrant and each of the Milestone Warrants is $1.91 per share. The holder of each Warrant will be able to exercise each Warrant, in whole or part, by delivering to us the applicable warrant agreement, the exercise form properly completed and executed and payment of the aggregate exercise price for the number of shares of Common Stock as to which the Warrant is being exercised. The exercise price will be payable at the option of each Warrant holder:

•	by certified check, official bank check or wire transfer of immediately available funds, payable to the order of the Company; or

•
with respect to the Milestone Warrants only, by cashless exercise, pursuant to which the Milestone Warrant holder will receive the number of shares of Common Stock as is equal to the product of (1) the number of shares of Common Stock being exercised under the warrant multiplied by (2) a fraction, the numerator of which is the fair market value per share of Common Stock at such time minus the exercise price per share of Common Stock at such time, and the denominator of which is the fair market value per share of Common Stock at such time. For purposes of the cashless exercise feature in the Milestone Warrants, the fair market value of one share of our Common Stock shall mean the closing price reported on the NASDAQ Global Market or the principal exchange on which our Common Stock is listed, or the average of the closing bid and asked prices of our Common Stock quoted in the over-the-counter market, whichever is applicable, in each such case averaged over a period of fifteen (15) consecutive trading days immediately preceding the date that the exercise form is delivered to us. If our Common Stock is not traded on such market or exchange, or over-the-counter, the fair market value of our Common Stock will be the price per share which we could obtain from a willing buyer for shares sold by us from authorized but unissued shares, as agreed upon by us and the selling security holder in good faith or, absent such agreement, as shall be determined by arbitration instituted by either party under the rules of the American Arbitration Association.

Each Warrant may be exercised in whole or in part at the applicable exercise price until its applicable expiration date, as described above. No fractional shares of our Common Stock will be issued upon the exercise of the Warrants. We will pay a cash adjustment instead of fractional shares equal to the excess of the fair market value of such fractional share (determined in such reasonable manner as may be prescribed by our Board of Directors in its discretion) over the proportional part of the per share purchase price represented by such fractional share.

Upon exercise of each Warrant, we will deliver a stock certificate representing the number of shares that were exercised under the Warrant, such certificate to be issued and delivered promptly after the Warrant is exercised. If the Warrant is not fully exercised, we will execute a new warrant exercisable for the remaining shares and deliver the new warrant at the same time as the stock certificate for the exercised shares.

Adjustments

The exercise price of each Warrant and the number of shares of Common Stock purchasable upon the exercise of each Warrant may, with certain exceptions, be subject to adjustment in certain situations. We will compute such adjustment and provide the respective Warrant holder with a certificate setting forth the adjustment and the facts on which it is based. The situations requiring adjustment are as follows:

•
Upon a (1) reorganization, consolidation or merger with or into another corporation (other than a merger or share exchange in which we are the surviving corporation and the Common Stock is not exchanged for or converted to securities, property or assets by virtue of such transaction) or (2) sale, lease, license or other transfer of all or substantially all of our property or assets, an adjustment will be made to enable the Warrant holder to receive, in lieu of the shares of Common Stock that might otherwise have been purchased upon exercise of the Warrant, the kind and number of shares and/or other securities and/or property and assets and/or cash receivable in such event that the holder would otherwise have been entitled to receive had the holder exercised the Warrant immediately prior to such reorganization, consolidation, merger, lease, sale, license or other transfer.

•
Upon a reclassification or otherwise that changes any of the securities as to which purchase rights under a Warrant exist into the same or a different number of securities of any other class or classes, an adjustment will be made to enable the Warrant holder to receive, in lieu of the shares of Common Stock that might otherwise have been purchased upon exercise of the Warrant, the kind and number of shares and/or other securities in such event that the holder would otherwise have been entitled to receive had the holder exercised the Warrant immediately prior to such reclassification or other change or immediately prior to the record date with respect thereto, together with an appropriate adjustment to the exercise price of the Warrant.

•
Upon a split, subdivision or combination of the securities as to which purchase rights under a Warrant exist into a different number of securities of the same class, an adjustment to the exercise price of the Warrant will be made to enable the Warrant holder to receive the same proportion of shares that the holder would otherwise have been entitled to receive had the holder exercised the Warrant immediately prior to such split, subdivision or combination.

Warrant Holder Not A Stockholder

The Warrants do not entitle the holders to any voting or other rights as are accorded to our stockholders nor are the holders subject to any liability for the exercise price or as a stockholder whether asserted by us or our creditors.

Registration Rights

We agreed to file a registration statement with respect to the shares of Common Stock issuable upon exercise of the Warrants, as well as other securities issued or to be issued from time to time to NovaQuest pursuant to a registration rights agreement, as amended. The following summary of the registration rights provided in such registration rights agreement, as amended, a copy of which has been filed with the SEC, is not complete. Unless otherwise indicated, the provisions set forth below summarize the provisions contained in the registration rights agreement, as amended. This summary is not complete and reference is hereby made to the registration rights agreement, as amended, for a full description of the registration rights that apply to the Warrants and the underlying shares of Common Stock. This summary is qualified in its entirety by the registration rights agreement, as amended. In the event of any conflict between this description and the registration rights agreement, as amended, the terms of the registration rights agreement, as amended, will govern.

The holders of the Warrants and the Common Stock issuable upon exercise of the Warrants are entitled to the benefits of a registration rights agreement. We have filed a Registration Statement on Form S-3 to meet our obligations to, among other things, register for resale shares of Common Stock issuable upon exercise of the fully-vested Initial Class A Warrant and the Additional Class A Warrant by the selling security holder.

We will use our best efforts to keep this registration statement effective and any other registration statements required to be filed in the future to register for resale shares of Common Stock issuable upon exercise of the Milestone Warrants until the earlier of:

(1)           the sale under the applicable registration statement of all of the shares of Common Stock covered thereby; and

(2)           such date as all remaining unsold shares of Common Stock can be sold by the selling security holder without restriction pursuant to the requirements of Rule 144 promulgated under the Securities Act of 1933, as amended.

We will be permitted to suspend the use of the applicable prospectus(es) covering the resale of shares upon exercise of the Warrants for a period not to exceed 60 days (whether or not consecutive) during any twelve month period if our management determines in its good faith judgment that our obligation to ensure that the applicable registration statement(s) and prospectus(es) are current and complete would require us to take actions that might reasonably be expected to have a materially adverse effect on us and our stockholders, or upon our determination of the existence of any fact or the happening of any event that makes any statement of a material fact made in the applicable registration statement(s), the prospectus(es), any amendment or supplement thereto, or any document incorporated by reference therein untrue in any material respect, or that requires the making of any additions to or changes in the registration statement or the prospectus, in order to make the statements therein not misleading in any material respect. A holder of registrable securities that sells registrable securities pursuant to the applicable registration statement generally will be required to provide information about itself and the specifics of the sale, be named as a selling security holder in the related prospectus, deliver a prospectus to purchasers, be subject to relevant civil liability provisions under the Securities Act in connection with such sales and be bound by the provisions of the registration rights agreements which are applicable to such holder.

We will pay all registration expenses of the registration to be incurred by us in connection with the selling security holder’s exercise of its registration rights under the registration rights agreement, as amended.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

Certain Anti-Takeover Provisions

Stockholders’ rights and related matters are governed by Delaware corporate law, our  Restated Certificate and our bylaws. Certain provisions of the Restated Certificate and bylaws which are summarized below may discourage or have the effect of delaying or deferring potential changes in control of the Company. Our Board of Directors believes that these provisions are in the best interests of stockholders because they will encourage a potential acquirer to negotiate with the board of directors, which will be able to consider the interests of all stockholders in a change-in-control situation. However, the cumulative effect of these terms may be to make it more difficult to acquire and exercise control of the Company and to make changes in our management.

The Restated Certificate provides for the approval of the holders of two-thirds of our outstanding voting stock for a merger or a consolidation with, or a sale by us of all or substantially all of our assets to, any person, firm or corporation, or any group thereof, which owns, directly or indirectly, 5% or more of any class of our voting securities (an “Interested Person”). In addition, two-thirds approval is required with respect to other transactions involving any such Interested Person, including among other things, purchase by us or any of our subsidiaries of all or substantially all of the assets or stock of an Interested Person and any other transaction with an Interested Person which requires stockholder approval under Delaware law. The two-thirds voting requirement is not applicable to any transaction approved by our Board of Directors if a majority of the members of the board of directors voting to approve such transaction were elected prior to the date on which the other party became an Interested Person or certain other conditions are met (the “Continuing Directors”).

The Restated Certificate provides that each director will serve for a three-year term and that approximately one-third of the directors are to be elected annually. Candidates for directors shall be nominated only by the board of directors or by a stockholder who gives us written notice no later than 20 days before the annual meeting or, in the case of a special meeting, the close of business on the 15th day following the date on which notice of such special meeting is first given to the stockholders. We may have three to nine directors as determined from time to time by our Board, which currently consists of six members. Between stockholder meetings, our Board may appoint new directors to fill vacancies or newly created directorships. The Restated Certificate does not provide for cumulative voting at stockholder meetings for the election of directors. Stockholders controlling at least 50% of the outstanding Common Stock can elect the entire board of directors, while stockholders controlling 49% of the outstanding Common Stock may not be able to elect any directors. A director may be removed from office only for cause and only by the affirmative vote of a majority of the combined voting power of the then outstanding shares of capital stock entitled to vote generally in the election of directors.

The Restated Certificate further provides that stockholder action must be taken at a meeting of stockholders and may not be effected by any consent in writing. Special meetings of stockholders may be called only by the President, a majority of the board of directors or the holders of at least 35% of the outstanding shares of capital stock entitled to vote.

The Restated Certificate provides further that the foregoing provisions of the Restated Certificate and bylaws may be amended or repealed only with the affirmative vote of at least two-thirds of the shares entitled to vote, unless the amendment is recommended for stockholder approval by a majority of the Continuing Directors. These provisions exceed the usual majority vote requirement of Delaware law and are intended to prevent the holders of less than two-thirds of the voting power from circumventing the foregoing terms by amending the Restated Certificate or bylaws. These provisions, however, enable the holders of more than one-third of the voting power to prevent amendments to the foregoing anti-takeover provisions of the Restated Certificate or bylaws even if they were favored by the holders of a majority of the voting power.

The effect of such provisions of our Restated Certificate and bylaws may be to make more difficult the accomplishment of a merger or other takeover or change in control of the Company. To the extent that these provisions have this effect, removal of our incumbent board of directors and management may be rendered more difficult. Furthermore, these provisions may make it more difficult for stockholders to participate in a tender or exchange offer for Common Stock and in so doing may diminish the market value of the Common Stock.

Limitations on Personal Liability of Directors

Delaware law authorizes a Delaware corporation to eliminate or limit the personal liability of a director to the corporation and its stockholders for monetary damages for breach of certain fiduciary duties as a director. We believe that such a provision is beneficial in attracting and retaining qualified directors, and accordingly the Restated Certificate includes a provision eliminating liability for monetary damages for any breach of fiduciary duty as a director, except: (1) for any breach of the duty of loyalty to the Company or our stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) for any transaction from which the director derived an improper personal benefit; or (4) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law. Thus, pursuant to Delaware law, our directors are not insulated from liability for breach of their duty of loyalty (requiring that, in making a business decision, directors act in good faith and in the honest belief that the action was taken in the best interest of the corporation). The foregoing provisions of the Restated Certificate may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breaches of the fiduciary duties, even though an action, if successful, might otherwise have benefited us and our stockholders. Further, we have entered into indemnity agreements with all of our directors and officers for the indemnification of and advancing of expenses to such persons to the fullest extent permitted by law. We have also obtained insurance for the benefit of our officers and directors insuring such persons against certain liabilities, including liabilities under the securities laws.

Item 2.  Exhibits

See the exhibit index immediately following the signature page, which is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CAPSTONE THERAPEUTICS CORP.
Date: June 9, 2011
By: /s/ John M. Holliman, III
John M. Holliman
Executive Chairman

Capstone Therapeutics Corp.
Exhibit Index to Form 8-A/A

Exhibit No.	Description	Incorporated by Reference To:
3.1	Certificate of Incorporation, as amended through May 31, 2010	Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, filed with the SEC on August 9, 2010
3.2	Amended and Restated Certificate of Designation of Series A Preferred Stock, executed June 19, 2007	Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 25, 2007 (“June 2007 8-K”)
3.3	Bylaws of the Company	Exhibit 3.4 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (No. 33-47569) filed with the SEC on January 25, 1993
4.1	Rights Agreement dated as of June 19, 2007, between the Company and The Bank of New York, and Exhibits A, B and C thereto	Exhibit 4.1 to the June 2007 8-K
4.2	First Amendment to Rights Agreement, dated as of May 21, 2010, between Capstone Therapeutics Corp. and The Bank of New York	Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on May 24, 2010
4.3	Second Amendment to Rights Agreement, dated as of June 6, 2011, between Capstone Therapeutics Corp and The Bank of New York	Exhibit 4.1 to Company's Current Report on Form 8-K, filed with the SEC on June 8, 2011
4.4	Class A Warrant Agreement dated February 24, 2006, between OrthoLogic Corp. and PharmaBio Development Inc. (d/b/a NovaQuest)	Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on March 3, 2006
4.5
Amended and Restated Class B Warrant Agreement dated February 24, 2006, and amended and restated as of June 30, 2006, between OrthoLogic Corp. and PharmaBio Development Inc. (d/b/a NovaQuest) (asterisks located within exhibit denote information that has been redacted pursuant to a request for confidential treatment filed with the SEC)
Exhibit 4.4 to the Company’s Amendment No. 1 to Registration Statement on Form 8-A/A filed with the SEC on May 24, 2010

Exhibit No.	Description	Incorporated by Reference To:
4.6	Amended and Restated Class C Warrant Agreement dated February 24, 2006, and amended and restated as of June 30, 2006, between OrthoLogic Corp. and PharmaBio Development Inc. (d/b/a NovaQuest)	Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed with the SEC on May 7, 2007
4.7	Amended and Restated Class D Warrant Agreement dated February 24, 2006, and amended and restated as of June 30, 2006, between OrthoLogic Corp. and PharmaBio Development Inc. (d/b/a NovaQuest)	Exhibit 4.6 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 5, 2008
4.8	Class A Warrant Agreement dated June 30, 2006, between OrthoLogic Corp. and PharmaBio Development Inc. (d/b/a NovaQuest)	Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on July 6, 2006
4.9	Registration Rights Agreement by and between OrthoLogic Corp. and PharmaBio Development, Inc., dated February 24, 2006	Exhibit 4.8 to the Company’s Amendment No. 1 to Registration Statement on Form 8-A/A filed with the SEC on May 24, 2010
4.10	Amendment No.1 to Registration Rights Agreement dated June 30, 2006, between PharmaBio Development Inc. (d/b/a NovaQuest) and the Company	Exhibit 4.9 to the Company’s Amendment No. 1 to Registration Statement on Form 8-A/A filed with the SEC on May 24, 2010